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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)
                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d) (4) of the
                         Securities Exchange Act of 1934

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                        SUBURBAN OSTOMY SUPPLY CO., INC.
                            (Name of Subject Company)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


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                                   864471 10 7
                      (CUSIP Number of Class of Securities)

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                               DONALD H. BENOVITZ
                                    PRESIDENT
                        SUBURBAN OSTOMY SUPPLY CO., INC.
                              75 OCTOBER HILL ROAD
                         HOLLISTON, MASSACHUSETTS 01746
                                 (508) 429-1000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)


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                                 With a copy to:

                               James Westra, Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 951-6600


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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Suburban Ostomy Supply Co., Inc., a Massachusetts corporation (the "Company"), on December 22, 1997 (as heretofore amended, the "Schedule 14D-9"), and relates to the tender offer made by Inva Acquisition Corp., a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on December 22,
1997, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, no par value per share ("Company Common Stock"), at a purchase price of $11.75 per share of Company Common Stock, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 22, 1997, and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Items 8 and 9 of the Schedule 14D-9 as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraph thereto:

     On January 7, 1998, Invacare and the Company announced that they had each received notice that the United States Department of Justice and the Federal Trade Commission had granted each of them early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, without any request for additional information or documentary materials. A copy of the press release issued by Invacare and the Company announcing early termination of the waiting period is attached hereto as Exhibit 7 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit-7      Press release issued by Suburban Ostomy Supply Co., Inc. and
               Invacare Corporation, dated January 7, 1998, announcing the early termination of the waiting period under the Hart-Scott-Rodino
               Antitrust Improvements Act of 1976, as amended.






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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 7, 1998                    SUBURBAN OSTOMY SUPPLY CO., INC.



                                          By:  /s/ Donald H. Benovitz
                                               --------------------------------
                                               Donald H. Benovitz
                                               President








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